UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

- ☒ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update**
- ☐ **Form C/A: Amendment to Offering Statement**
- ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☐ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Name of issuer: SHaD Momentum, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: November 14, 2024

Physical address of issuer: 1934 Old Gallows Road, Suite 350, Tysons Corner, VA 22182

Website of issuer: N/A

Is there a Co-Issuer No

Name of intermediary through which the offering will be conducted: Crowdfund My Deal, LLC

CIK number of the intermediary: 0001961869

SEC file number of intermediary: 007-00399

CRD number, if applicable, of intermediary: 325305

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the offering:

Two percent (2) of amount raised in the offering; $1,000 onboarding fee; $299 monthly service fee commencing the second month of engagement; $5 per investor fee for technology services

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Class C membership interests

Target number of securities to be offered: 46

Price (or method for determining price): $110.00

Target offering amount: $5,060.00

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $4,999,940.00

Deadline to reach the target offering amount: January 27, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cash & Cash Equivalents:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	$17,750	Prior fiscal year-end:	0
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	-$17,750	Prior fiscal year-end:	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD		Quebec	A8
X	Kentucky	KY	X	Tennessee	TN		Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX		Yukon	B0
X	Maine	ME	X	Utah	UT		Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SHaD Momentum, LLC
_____
(Issuer)

/s/ Tracy Prigmore, managing member of TLTsolutions, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tracy Prigmore
_____
(Signature)

Managing member of TLTsolutions, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer
_____
(Title)

January 27, 2025
_____
(Date)

/s/ Jeni Jackman
_____
(Signature)

Managing Member of JJack Hotels, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC, Principal Executive Officer
_____
(Title)

January 27, 2025
_____
(Date)

/s/ Venuss Gervin
_____
(Signature)

Managing Member of Emerald Hospitality Group, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC, Principal Executive Officer
_____
(Title)

January 27, 2025
_____
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT

SHaD MOMENTUM, LLC

Target Offering Amount of $5,060
Maximum Offering Amount of $4,999,940.00

SHaD Momentum, LLC, a Delaware limited liability company (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $5,060.00 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,940.00 (the "**Maximum Offering Amount**") of the Company's class C membership interests (the "**Securities**" or "**Interest(s)**") at a price of $110.00 per Interest (this **"Offering**"). The minimum amount that an investor may invest in the Offering is $550.00, which is subject to adjustment in the Company's sole discretion. We must raise an amount equal to or greater than the Target Offering Amount by January 27, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL

FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.
(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is January 27, 2025.

TABLE OF CONTENTS

ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. Capitalized terms in this summary not defined shall have the meanings set forth in the Company's Company Agreement. To understand this offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refer to SHaD Momentum, LLC, a Delaware limited liability company, together with our wholly and majority owned subsidiaries. Capitalized terms not defined in this Offering Statement shall have the meaning set forth in the Company Agreement of the Company attached as Exhibit C.

The Company

The Company was organized as a limited liability company in Delaware on November 14, 2024, to acquire, develop, and operate hospitality properties, which may include converting the use of existing properties, such as assisted living facilities, into hospitality properties (the "Properties," each a "Property").

Capital Structure

The Company is authorized to issue four classes of membership interests, which includes Class A, Class B, Class C, and Class M membership interests (the "Membership Interests"). The Membership Interests are represented by units ("Units"). The Company is authorized to issue as many Membership Interests as needed to fund its operations, as determined in the sole discretion of the Manager. As of the date of this Offering Statement, only 100 Class M Membership Interests are issued and outstanding. They have been issued to SHaD Impetus, LLC, a Delaware limited liability company, the manager of the Company (the "Manager"). Only Class C Membership Interests will be issued through this offering. Class A, Class B, and Class C Membership Interests are being offered concurrently through an offering exempt from registration under Regulation D, Rule 506(c). The Class A, Class B, and Class C Membership Interests ("Investor Class Membership Interests") collectively comprise 70% and Class M comprises 30% of the Membership Interests of the Company.

Management

The Company's Manager is SHaD Impetus, LLC, a Delaware limited liability company. Our Manager shall manage all company assets and operations and perform all other duties prescribed for in our Company Agreement dated November 14, 2024, as may be amended from time to time. No other person shall have any right or authority to act for or bind the Company except as permitted in our Company Agreement or as required by law. Our Manager will have no personal liability for the obligations of the Company. Our Manager is managed by its members. The members will be responsible for approving fundamental transactions of the Company and the day-to-day operations of the Company.

Distributions

Distributions of Distributable Cash (defined below) will be made in accordance with the terms of the Company Agreement. Distributable Cash shall be prorated for any time period for which distributions are being made in which members were not members of the Company for the entire period of time.

"Distributable Cash" means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

Distributable Cash will come from two sources: Company operations and capital transactions. Distributable Cash shall be segregated based upon each Investor Class's (Class A, Class B, and Class C) Unit Percentage Share. "Unit Percentage Share" means, as to each Investor Class, the percentage of total Capital Contributions made by each respective Investor Class multiplied by the amount of Distributable Cash available for a particular distribution. For purposes of illustration, if $20,000 were available for distribution as Distributable Cash, and total Investor Class Capital Contributions for Investor Units were $100,000, and total Class A Capital Contributions were $35,000, the Class A Unit Percentage Share would be $7,000 ($35,000 / $100,000 = 35%; 35% x $20,000 = $7,000). Generally, Class C members will receive from the Class C Unit Percentage Share a cumulative, non-compounding preferred return of 7% followed by 70% of remaining Distributable Cash. Please review the Company Agreement attached as Exhibit C for full distributions terms.

Transfer Restrictions

Our Company Agreement (attached as Exhibit C) contains significant restrictions on transfer of Membership Interests therein. Furthermore, as our Membership Interests are not registered under the Securities Act, transfers of our interests may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our interests, and none is likely to develop in the future.

<u>The Offering</u>

We are offering a Target Offering Amount of $5,060.00 and a Maximum Offering Amount of $4,999,940.00 in Interests of the Company. Interests are being sold in this Offering for $110.00 per Interest. The minimum investment for any investor is $550.00. If the Target Offering Amount has not been raised by the Offering Deadline of January 27, 2026, this Offering will be terminated, and investor funds will be returned without interest or deduction.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Interests are being offered on a "best efforts" basis. We have engaged Crowdfund My Deal, LLC as our Regulation CF intermediary ("Intermediary"). All offering proceeds will be held in an escrow account with Silicon Prairie Register and Transfer LLC ("Escrow Facilitator") until the closing of such funds. Once we have raised the Target Offering Amount, the Company has sufficient funds to acquire the Property (from all sources), and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

MANAGEMENT AND KEY PERSONS

The Company operates under the direction of our Manager, SHaD Impetus, LLC, a Delaware limited liability company, which is responsible for directing the operations of our business, directing the day-to-day affairs, and implementing the investment strategy of the Company. Our Manager is managed by its members. The members are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The managing members of the members of our Manager are listed below along with all positions and offices held at the Company and their previous occupation and employment responsibilities.

SHaD Impetus, LLC

Name	Position and Offices Held	Term of Office
TLTsolutions, LLC (managed by Tracy Prigmore)	Member	November 2024 - Present
JJack Hotels, LLC (managed by Jeni Jackman)	Member	November 2024 - Present
Emerald Hospitality Group, LLC (managed by Venuss Gervin)	Member	November 2024 - Present

<u>TLTsolutions, LLC:</u>

Tracy L. Prigmore is an award-winning executive and the founder of TLTsolutions, a real estate investment and development firm that provides unparalleled access and insight to alternative investments. Tracy's mission is to  empower people to build generational wealth, and through TLTsolutions she creates opportunities for individuals, families and entities to obtain passive income by investing in residential, multifamily and hotel projects.

As the sponsor for real estate investments, Tracy works with property management to maximize the value of each asset. She has a sterling record of bringing real estate ventures to life and maximizing their financial performance through sound asset management, as well as disciplined investment and renovation strategies. Currently, TLTsolutions has multi-million-dollar portfolio of real estate assets under management in four states. The firm's most recent acquisition is a luxury inn, winery on a 40-acre vineyard estate in California and is currently constructing a 90 room Tru by Hilton and creating a boutique hotel brand. With the Prosperity Fund I focused on lodging properties; TLTsolutions is actively pursuing acquisitions, redevelopment, and new construction projects.

Chosen as Person of the Year by LODGING in 2021, recognized by International Hospitality Institute (IHI) in 2022 as one of the 100 Most Powerful People in Global Hospitality, as well as an Influential woman in hospitality by Hotel Management; Tracy is the creator of She Has a Deal, an EdTech platform, real estate investment accelerator and ecosystem that creates new pathways to commercial real estate ownership and development for women and BIPOC. She Has a Deal's renowned Hotel Investment Pitch Competition, SHaDPitch, is creating a pipeline of women owners and developers by preparing them to become sponsors and lead hotel investment projects. TLTsolutions recently established SHaD Prosperity Fund I and is raising capital to fund the women led projects originating from the pitch competition and the She Has a Deal platform.

Prior to entering real estate development, Tracy spent 25 years as a healthcare executive and held senior leadership roles in strategic planning, business development and operations for three of the nation's largest healthcare systems. Tracy serves on the Board of the Association of Black Estate Planning Professionals (ABEPP). She is also a founding member of the BOW Collective and the Fund Manager for the BOW Fund, a venture capital fund that invests in founders who face difficulties in obtaining traditional sources of capital. Tracy resides in Northern Virginia with her husband Derrick and their 12-year-old son Noah. See more details about her experience for the last 3 years below.

Title: Founder and Managing Partner
Company: TLTsolutions, LLC
Dates of Service: 2006 - Present
Location: Tysons Corner, VA
Responsibilities: Responsible for the overall direction and leadership of the company. Set the strategic direction, goals and objectives for the TLTsolutions and its subsidiary companies She Has a Deal; Canza Management; and the SHaD Project.

JJack Hotels, LLC



Jeni Jackman manageds JJack Hotels, LLC. Jeni's extensive experience in deal structuring and construction project management for employer developers spans over two decades, demonstrating her exceptional skills and expertise in the field. With her unparalleled know-how and proficiency, she has taken the reins and is now leading the way towards new horizons. Her unwavering commitment to fostering strong relationships is a cornerstone of her professional approach, and she looks forward to earning the trust of potential investors by diligently fulfilling her responsibilities.

Jeni's multi-disciplinary background is a testament to her passion for the full arc of real estate development, She is currently serving as Director of Construction for a family office developing select service hotels in California. She has led development projects and construction teams running the gamut – ground-up, value-add, adaptive reuse, tenant improvements and renovations – in sectors including lodging, multifamily, retail, office, and industrial.

As a leader that enjoys being on the jobsite as much as being in the boardroom, Jeni appreciates working with the many different types of individuals and teams required to bring the built environment to fruition. She finds the most rewarding part of her work unifying development, design and construction teams to enhance guest experience while at once building value for investors.

Jeni holds a Masters of Architecture as well as an MBA, both from Arizona State University. She resides in San Luis Obispo, CA with husband MO. Below is a summary of Jen's business experience for the last 3 years:

Title: Development and Construction Consultant
Company: JJack Consult
Dates of Service: Nov 2024-present
Location: San Luis Obispo, CA
Responsibilities: Client based & project-based representation for real estate development and construction management.

Title: Director of Construction
Company: Sethi Management
Dates of Service: April 2022-Nov 2023
Location: San Luis Obispo, CA
Responsibilities: Hotel portfolio, range of development and construction activities starting from design inception and city approvals to construction duration as well as acquisition and renovation.

Title: Director of Construction
Company: MRK Partners
Dates of Service: Mar 2020-April 2022
Location: Los Angeles, CA; San Luis Obispo, CA
Responsibilities: Multifamily portfolio, range of development and construction activities starting from design inception and city approvals to construction duration as well as acquisition and renovation.

Emerald Hospitality Group, LLC



Venuss Gervin managers Emerald Hospitality Group, LLC. With professional backgrounds in both engineering and architecture, Venuss is a highly skilled licensed architect with a proven track record of delivering new buildings to the built environment. Over the course of a 20-year professional career as an architect, Venuss has a wide range of architectural and construction related experience, ranging from new athletic facilities to hotel and resort expansions to the adaptive reuse of old and historic buildings. Venuss holds a Bachelor's Degree in Industrial Engineering from Northwestern University and a Master's Degree in Architecture from Georgia Institute of Technology. She currently resides in Atlanta, Ga – the city where she was born & raised. Below is a summary of the Ms. Gervin's business experience for the last 3 years:

Title: Founder and Managing Member
Company: Emerald Hospitality Group, LLC
Dates of Service: April 2024-present
Location: Atlanta, GA
Responsibilities: Manage all aspects of the real estate syndication process for hospitality assets, including adaptive reuse of existing buildings. Manage all aspects of identifying investment opportunities, organizing the deal structure, raising capital, facilitating the design and renovation process and managing the asset to deliver the best overall investment returns for investors.

Title: Senior Project Architect
Company: Cooper Carry, Inc.
Dates of Service: March 2015-Present

Location: Atlanta, GA
Responsibilities: Licensed Senior Architect with 20+ years of experience managing all architectural aspects of a construction project, including the design, feasibility, production of construction documents and specifications and overseeing the construction process for various building types.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law and the Company's Company Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. See Article 13 of the Company Agreement attached as Exhibit C for further details.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company is authorized to issue four classes of Membership Interests, which includes Class A, Class B, Class C, and Class M Membership Interests. The Membership Interests are represented by Units. The Company is authorized to issue as many Membership Interests as needed to fund its operations, as determined in the sole discretion of the Manager. Only Class C Membership Interests will be issued through this offering. Class A, Class B, and Class C Membership Interests are being offered concurrently through an offering exempt from registration under Regulation D, Rule 506(c). The Class A, Class B, and Class C Membership Interests ("Investor Class Membership Interests") collectively comprise 70% and Class M comprises 30% of the voting interests of the Company.

Outstanding Interests

As of the date of this Offering Statement, only 100 Class M Membership Interests are issued and outstanding. They have been issued to our Manager. No Class A, Class B, or Class C Membership Interests are issued and outstanding as of the date of this Offering Statement.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have outstanding options, safes, convertible notes, or warrants.

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Previous Offerings of Securities

The Company issued 100 Class M Membership Interests to the Manager of the Company on November 14, 2024 for services provided.

The Company has an open offering exempt from registration through Regulation D, Rule 506(c) for the sale of Class A, Class B, and Class C Membership Interests. The offering commenced on December 12, 2024. As of the date of this offering statement, no Membership Interests have been sold through that offering.

Principal Security Holders

Our Manager currently holds one hundred percent (100%) of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power. Once the Company issues Class A, Class B, and/or Class C Membership Interests, this amount shall be reduced to thirty percent (30%) of the Company's outstanding voting equity securities.

DESCRIPTION OF BUSINESS

Description of the Business

The Company was formed to acquire, develop, and operate two specific hospitality properties.

The first project is the acquisition of an assisted living facility called Golden Crest which is located at 425 Country Club Dr., Stockbridge, GA 30281. It is a 3-story interior corridor 35,000 sq. ft. facility located on approximately 7-acres. The Company plans to acquire the property for a purchase price of approximately $6,800,000 with anticipated closing costs of $1,595,088. The purchase and sale agreement was entered into by an affiliate of management and will be assigned to the Company prior to closing. A copy is attached as Exhibit 6. The Company intends to convert the property into a 60 key hotel, although the final amount of keys are subject to finalization of construction plans and may change. Total renovation costs for the conversion are estimated at $3,531,662 with additional soft costs estimated at $1,718,338. The total equity needed for the project is estimated at $3,411,272 with the Company anticipating third party financing in the amount of $10,233,816. The Company is planning a 10-12 month construction schedule and anticipates up to a 6-year hold for the property, subject to the Manager's discretion.

The second project the Company is targeting is new construction of a 90-key Tru by Hilton Redlands hotel that is ready to break ground. Land costs are estimated at $2,929,895 and construction costs are estimated at $17,549,945. The Company also plans to hold $3,061,160 as interest reserves and use approximately $131,088 for marketing for the capital raise. The Company estimates third party debt financing in the amount of $14,039,000 will be needed for the project. Currently, the company is expecting loan terms of prime +1 with a 36-month interest only period that will convert into a permanent loan. The Company is planning a 12–14-month construction schedule and anticipates up to a 10-year hold for the property, subject to the Manager's discretion.

It is possible that one of the properties described above may not be acquired by the Company. If this is the case, the Company will either focus on only one property or amend this Offering to include a replacement property.

Governmental Regulation

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change. We will also be subject to federal state and local laws that affect property ownership generally, including hospitality regulations, environmental laws, certificates of occupancy limitations, and laws related to accommodations for persons with disabilities.

Litigation

The Company is not subject to any current litigation or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological

developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

If our Manager fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on our Manager's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom could be difficult to replace.

The Company has no operating history for investors to evaluate.

The Company was recently formed and has not generated any revenues and has no operating history upon which prospective investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Interests.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

The Company will be subject to those general risks relating to the ownership of real estate.

The Company will be subject to those general risks relating to the ownership and operation of real estate. The Company's economic success will depend upon the results of operations of the Properties, which will be subject to those risks typically associated with such asset class. Fluctuations in operating expenses and tax rates can adversely affect operating results or render the sale or refinancing of the Properties difficult or unattractive. Certain expenditures associated with the Properties will be fixed (principally mortgage payments, if any, and real estate taxes) and will not necessarily decrease due to events adversely affecting the Company's income from the operation of the Properties. No assurance can be given that certain assumptions as to the future profits from such operations will be accurate, since such matters will depend on events and factors beyond the Company's and the Manager's control. These factors include, among others:

- adverse changes in local and national economic conditions;

- changes in the financial condition of buyers and sellers of similar properties;

- changes in the availability of debt financing and refinancing;

- changes in the relative popularity of the Properties and in real estate as an investment class;

- changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing capital improvement and repair requirements;

- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

- physical destruction and depreciation of property and equipment;

- damage to and destruction of the Properties, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

The consideration paid for properties may exceed fair market value, which may harm the Company's financial condition and operating results.

The consideration that the Company pays will be based upon numerous factors, and the properties may be purchased in a negotiated transaction rather than through a competitive bidding process. The Company cannot assure anyone that the purchase price that it pays for a property, or its appraised value will be a fair price, that it will be able to generate an acceptable return on such property, or that the location, lease terms or other relevant economic and financial data of any properties that it invests in will meet acceptable risk profiles. The Company may also be unable to rent vacant space at market rates, which would adversely affect its returns on a property. As a result, the Company's investments in properties may fail to perform in accordance with its expectations, which may substantially harm its operating results and financial condition.

The economic success of an investment in the Company will depend to a great extent upon the results of operations of the Properties, some of which are outside the Company's control.

The Properties are subject to those risks typically associated with investments in real estate that produce income based on occupancy and rental revenues. Fluctuations in vacancy rates, room rates, and operating expenses can adversely affect operating results or render the sale or refinancing of the Properties difficult or unattractive. No assurance can be given that certain assumptions as to the future levels of occupancy of the Properties, future room rate appreciation, future cost of capital improvements, or future cost of operating the Properties will be accurate since such matters will depend on events and factors beyond the control of the Company. Such factors include vacancy rates for properties similar to the Properties, financial resources of customers, room rate levels near the Properties, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, and other risks.

The Properties are subject to additional risks that may adversely impact the operating results and the success of the Company.

The Company will generate income from renting rooms on the Properties. Therefore, there are vacancy risks associated with the business plan. In addition, an economic downturn, including increased unemployment rates, may cause the industry to experience a significant decline in business due to a reduction in customers. These and other factors could have a material, adverse effect on the Company's performance. If the Company is unable to acquire additional nightly customers, the operating results of the Properties could be substantially and adversely affected by the loss of revenue and possible increase in operating expenses. There can be no assurance that any unoccupied space at the Properties will be filled, levels of occupancy will be maintained, or the Properties will be substantially occupied.

In addition, filling the unoccupied rooms may be achievable only at decreased rates, which would adversely affect the operating cash flow of the Company.

Illiquidity of real estate investments could significantly impede the Company's ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations, or fiscal policies of jurisdictions in which the property is located. The Company may be unable to realize its investment objectives by sale, other disposition, or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. An exit event is not guaranteed and is subject to the Manager's discretion.

Rising expenses could reduce cash flow and funds available for future investments.

The Properties will be subject to increases in real estate tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses. If the Company is unable to increase rents at an equal or higher rate or lease properties on a basis requiring the tenants to pay all or some of the expenses, the Company would be required to pay those costs, which could adversely affect funds available for future cash distributions.

Regulatory risks that can affect cash flow for real estate include a range of factors from zoning changes to labor and employment laws.

These risks can have significant impacts on property income and expenses, ultimately influencing the overall financial health and profitability of real estate investments.

Zoning and Land Use Changes: Local governments can alter zoning laws and land use regulations, which can affect the types of developments permitted in certain areas. Changes that restrict property use or impose additional development requirements can limit a property's income potential or increase costs for compliance. For example, a shift from commercial to residential zoning can affect rental rates and tenant demand, thereby impacting cash flow.

Property Tax Changes: Increases in property taxes can have a direct impact on cash flow, as higher taxes reduce net income from rental properties. Property tax assessments can change due to reassessments, changes in local tax rates, or modifications in tax laws. Property owners must monitor these changes and budget accordingly, as sudden increases can strain cash flow and affect profitability.

Environmental and Health Regulations: Compliance with environmental and health regulations can lead to significant expenses, particularly if properties require upgrades or remediation to meet new standards. This includes regulations related to energy efficiency, waste management, and health and safety requirements. Non-compliance can result in fines, legal fees, and costly retrofits, all of which can reduce net income and disrupt cash flow.

Mortgage Lending and Finance Regulations: Regulations affecting mortgage lending practices can influence the cost and availability of financing for real estate projects. Changes in interest rate policies, lending criteria, and financial disclosure requirements can affect the terms of new loans or refinancing options. Higher borrowing costs or stricter lending conditions can reduce profitability and strain cash flow, particularly for leveraged properties.

Changes in Subsidies and Incentives: Government incentives, such as tax credits and subsidies for affordable housing or energy-efficient upgrades, can significantly affect cash flow. Changes or eliminations of these programs can lead to higher operational costs or reduced income, impacting the financial performance of real estate investments.

Labor and Employment Laws: Regulations related to labor and employment can affect the cost of property management and maintenance. Minimum wage increases, mandatory benefits, and changes in labor practices can

increase payroll expenses. These additional costs can strain cash flow, especially for properties that rely heavily on staff for day-to-day operations.

Understanding and mitigating these regulatory risks is essential for maintaining healthy cash flow in real estate operations. Real estate investors and operators need to stay informed about regulatory changes, engage in proactive planning, and consider potential impacts when making investment decisions.

The Company must comply with the Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990 (the ADA), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. A determination that a property is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. Furthermore, substantial modifications made in order to comply with the ADA may negatively affect the Company's ability to make cash distributions to its members.

Improvement of the Properties will involve significant construction work, which involves various risk factors that can impact the successful completion and profitability of a project.

These risk factors include:

- Market Risk: Fluctuations in real estate market conditions can affect demand for the completed Properties, leading to potential delays in sales or lower selling prices. Economic downturns can reduce demand for the completed Properties, which would affect the Company's ability to sell the Properties.

- Financial Risk: Insufficient funding or cash flow issues can lead to project delays, cost overruns, or even project abandonment. Interest rate fluctuations can impact borrowing costs and profitability. Inadequate financial planning and budgeting can lead to cost overruns and negatively affect a project's profitability.

- Construction and Design Risk: Poor project planning and design can lead to construction delays and increased costs. Design flaws or changes can result in construction rework, causing delays and cost overruns which could affect the overall profitability of a project. Availability of skilled labor and materials can also impact the construction schedule and costs.

- Regulatory and Legal Risk: Delays or complications in obtaining necessary permits and approvals can lead to project delays and increased costs. Zoning changes or other regulatory issues can impact the feasibility of the project. Legal disputes, such as contract disputes or litigation, can lead to delays, increased costs, and reputational damage to the Company.

- Environmental and Sustainability Risk: Environmental contamination or other environmental issues can lead to costly cleanup efforts and delays. Changes in environmental regulations can impact project design and construction methods, potentially leading to increased costs.

- Political and Geopolitical Risk: Political instability, changes in government policies, or geopolitical events can affect the project's viability and profitability.

- Technology and Innovation Risk: Incorporating new technologies or construction methods without proper understanding or testing can lead to implementation challenges and delays. Technological disruptions or changes can impact project timelines and costs.

- Health and Safety Risks: Inadequate safety measures can result in accidents, injuries, or fatalities, leading to legal and financial consequences.

The Company may experience liability for environmental issues.

Under various federal, state and local environmental and public health laws, regulations and ordinances, the Company may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases (including in some cases natural substances such as methane or radon

gas) and may be held liable under these laws or common law to a governmental entity or to third-parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the real or suspected presence of these substances in soil or groundwater beneath the Properties. These damages and costs may be substantial and may exceed the insurance coverage the Company has for such events.

Risks associated with disruption of travel or reduction of interest in travel or other hospitality services due to acts of terrorism, war, natural and man-made disasters, disease outbreaks, and weather may negatively affect the Company.

As the ability of a hospitality property to generate income partially depends on potential customers' ability and willingness to travel, events which disrupt travel or reduce willingness to travel or interest in patronizing hospitality properties may negatively impact the value or income generated by the Properties. Such potential events include, but are not limited to, terrorist attacks, security alerts, war, uprisings, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes and oil spills, pandemics, or other disease outbreaks, and severe or inclement weather.

Competition is a significant risk factor for the hospitality industry.

The sector is highly competitive, with various businesses vying for market share and customer loyalty. The intense competition poses several challenges and risks for hospitality establishments, including:

- Price Wars: Intense competition can lead to price wars, where hotels and other hospitality businesses reduce their rates to attract guests. This can result in lower profit margins and may not be sustainable in the long term.

- Market Saturation: In some areas, the hospitality market may become saturated with an excessive number of hotels, restaurants, or other establishments. This oversupply can lead to decreased occupancy rates and increased competition for customers.

- Brand Dilution: As more hotels and businesses enter the market, brand differentiation becomes critical. If hospitality brands fail to stand out and communicate a unique value proposition, they risk diluting their brand identity and losing market share.

- Customer Loyalty Challenges: Loyalty programs and repeat business are vital for the hospitality industry. Intense competition can make it difficult to retain loyal customers, as competitors may offer attractive incentives or promotions to lure them away.

- Innovation Pressure: To stay competitive, hospitality businesses need to continuously innovate and offer new services or amenities. Failure to keep up with evolving customer preferences and trends can lead to losing market relevance.

- Marketing and Advertising Costs: In a competitive market, businesses may need to invest heavily in marketing and advertising to attract customers and stand out from their competitors. This can strain the budget and impact profitability.

- Changing Consumer Preferences: Customer preferences and travel trends can change rapidly. Businesses that do not adapt to these changes risk losing market share to more agile competitors.

- Online Travel Agencies (OTAs) Dominance: Online travel agencies like Booking.com and Expedia hold significant power in the hospitality industry. Relying too heavily on OTAs can reduce direct bookings and erode profit margins due to high commission fees.

- New Entrants: New and innovative entrants in the market can disrupt established hospitality businesses. These newcomers may offer unique experiences, technology-driven solutions, or competitive pricing.

- Economic Conditions: Economic downturns can exacerbate competition in the hospitality industry. During periods of financial stress, businesses may compete more fiercely for a smaller pool of customers.

The hospitality industry is increasingly reliant on technology to provide services, manage operations, and store sensitive guest data.

This dependence on technology makes the industry vulnerable to various cybersecurity threats. These threats include, but are not limited to, the following:

- Data Breaches: Data breaches are a severe concern for the hospitality industry. Hotels collect and store a vast amount of guest information, including names, addresses, contact details, payment card information, and travel preferences. Cybercriminals may target this data for financial gain, identity theft, or selling it on the dark web.

- Ransomware Attacks: Ransomware is a type of malware that encrypts a hotel's critical data, rendering it inaccessible until a ransom is paid. A successful ransomware attack can disrupt hotel operations, lead to financial losses, and damage the hotel's reputation.

- Point-of-Sale (POS) Attacks: Cybercriminals may target the hotel's POS systems to steal credit card data or conduct fraudulent transactions. Weak security measures in POS systems can make hotels susceptible to these attacks.

- Phishing and Social Engineering: Phishing attacks involve using deceptive emails, messages, or phone calls to trick hotel staff into revealing sensitive information or login credentials. Social engineering attacks manipulate employees into providing access to secure systems or divulging confidential data.

- Insider Threats: Employees with access to sensitive data may pose a risk to the hotel's cybersecurity. Insider threats can be accidental, such as unintentional data leaks, or malicious, where employees deliberately steal or compromise data.

- Internet of Things (IoT) Vulnerabilities: Many hotels now incorporate IoT devices like smart locks, thermostats, and room controls. Inadequate security measures can expose these devices to hacking, potentially affecting guest safety and privacy.

- Third-Party Vendor Risks: Hotels often work with various third-party vendors for services like reservations, payment processing, and data storage. If these vendors have weak cybersecurity measures, they can become an entry point for attackers.

- Unsecured Wi-Fi Networks: Hotels provide Wi-Fi services to guests, but if the network is poorly secured, hackers can intercept data transmitted over the network or launch man-in-the-middle attacks.

- Lack of Employee Training: Insufficient cybersecurity awareness among hotel employees can lead to unintentional security breaches, such as falling for phishing scams or weak password practices.

- Compliance and Data Protection Regulations: Non-compliance with data protection regulations, such as the General Data Protection Regulation (GDPR) or the California Consumer Privacy Act (CCPA), can lead to significant fines and reputational damage.

The Company may be subject to risks associated with respect to a franchise brand and to costs associated with maintaining a franchise license.

We expect that we may purchase or develop hospitality properties that will operate under franchise agreements. We are therefore subject to the risks associated with concentrating hospitality real estate investments in franchise brands, including reductions in business following negative publicity related to one of the brands or the general decline of a brand.

The maintenance of the franchise license for a Property is subject to the franchisors' operating standards and other terms and conditions. Franchisors periodically inspect properties to ensure that we and our management companies follow their standards. Failure by us or one of our third-party management companies to maintain these standards or other terms and conditions could result in a franchise license being canceled. If a franchise license is cancelled due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the

franchisor for a termination payment, which varies by franchisor and by property. As a condition of maintaining a franchise license, a franchisor could require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. We may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license or the license expires, we may try either to obtain a suitable replacement franchise or to operate the Property without a franchise license. The loss of a franchise license could materially and adversely affect the operations and the underlying value of the Property because of the loss of associated name recognition, marketing support and centralized reservation system provided by the franchisor and adversely affect our revenues. This loss of revenue could in turn adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our limited partners.

Risks associated with disruption of travel or reduction of interest in travel or other hospitality services due to Acts of terrorism, war, natural and man-made disasters, disease outbreaks, and weather may negatively affect the Company.

As the ability of a hospitality property to generate income partially depends on potential customers' ability and willingness to travel, events which disrupt travel or reduce willingness to travel or interest in patronizing hospitality properties may negatively impact the value or income generated by one or more properties. Such potential events include, but are not limited to, terrorist attacks, security alerts, war, uprisings, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes and oil spills, pandemics, or other disease outbreaks, and severe or inclement weather

Many hospitality properties experience seasonal demand fluctuations, especially in tourist destinations.

Properties may thrive during peak seasons but struggle to maintain profitability during off-peak times. Seasonal variability can lead to significant revenue fluctuations. During peak seasons, hotels may enjoy high occupancy rates and increased revenue, while off-peak seasons may result in lower occupancy and reduced income. This revenue volatility can make it challenging to plan and budget effectively. In addition, operating costs, such as staff wages, utility expenses, and maintenance, are relatively fixed and may remain consistent throughout the year. During off-peak seasons, these costs can become a more significant burden on a hotel's finances, as they may not be fully offset by lower revenue. The hospitality industry heavily relies on skilled and dedicated staff. Labor shortages or escalating labor costs can strain profitability and impact service quality. Fluctuating revenues can lead to cash flow pressures for hotel owners, especially if they do not have sufficient reserves to cover expenses during the low season. To attract guests during off-peak periods, hotels often need to invest in marketing and promotional campaigns. These expenses can add to the financial burden, particularly if the return on investment is not significant.

The seasonality of hotel demand can impact profitability. Hotel owners may struggle to maintain profitability during off-peak periods when occupancy rates are low, making it difficult to cover fixed costs and generate profit. Hotels often need to adjust their staff levels based on seasonal demand. The Company may also experience workforce management challenges. Hiring and training staff for peak seasons and then laying them off during low seasons can create challenges and impact staff morale. In addition, consumer preferences and expectations in the hospitality industry evolve rapidly. Failure to adapt to changing trends can lead to declining guest satisfaction and declining revenues. Seasonal variability can also limit the ability of a hotel to expand and grow consistently throughout the year. Expansion plans may need to be tailored to accommodate seasonal demand or revenue may suffer.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash and the Company may not be able to liquidate the Properties promptly in response to economic or other conditions, if necessary, which could affect the investors' ability to realize a return on their investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and

wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, a Property could experience increases in storm intensity and rising sea-levels causing damage to our Properties and result in higher vacancy. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our Properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

Real estate projects may suffer losses that are not covered by insurance.

Material losses to a Property may occur in excess of insurance proceeds with respect to a Property as insurance proceeds may not provide sufficient resources to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, earthquakes, floods, hurricanes, pollution, environmental matters, mold, or terrorism, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. If an uninsured loss or a loss in excess of insured limits occurs on a Property, the Company could lose anticipated future revenues.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors' investments.

The Company intends to incur debt to acquire, develop, and renovate the Properties. While investors will not be personally liable for these obligations, and our Manager may issue personal guarantees that these obligations will be repaid, the Company is ultimately responsible for paying off these debts. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors' investments.

The Properties may be subject to foreclosure if a default under any mortgage loan occurs.

Any mortgage loan secured by a Property will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The Properties or a portion of the Properties could become subject to eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the Properties and any returns therefrom.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the Properties.

The Company's ability to sell a Property as intended may be adversely affected by such regulations, which could affect returns therefrom.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

The Properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with

disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

The failure of a Property to be sold at a profit would most likely preclude our investors from realizing an attractive return on their interest ownership.

There is no assurance the Properties will ever be sold at a profit. The marketability and value of the Properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the Properties since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, which are beyond our control. We cannot predict whether we will be able to sell the Properties for a certain price, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find willing purchasers.

The Company may experience liability for alleged or actual harm to third parties and costs of litigation.

Owning the Properties subjects the Company to the risk of lawsuits filed by tenants, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time-consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and our Manager may be delayed or prevented from implementing the business plan of the Company.

Due diligence may not uncover all material facts.

We will endeavor to obtain and verify material facts regarding the Properties; however, it is possible that we will not discover certain material facts about the Properties.

The hospitality industry is particularly susceptible to various risks during a pandemic or health crisis.

The COVID-19 pandemic, in particular, has highlighted some of the significant risks faced by the hospitality sector. During a pandemic, travel restrictions, quarantine measures, and fear of infection can lead to a significant decline in travel demand. Fewer people are willing or able to travel for leisure or business, resulting in lower occupancy rates and reduced revenues for hotels. With sudden changes in travel plans due to a pandemic, hotels may face an influx of cancellations and requests for refunds. This can put a strain on their cash flow and operational stability. In addition, the hospitality industry must prioritize the health and safety of guests and staff during a pandemic. Implementing and enforcing strict health protocols may require additional resources and investment in protective equipment, sanitization, and training. Also, pandemic-related restrictions may force hotels to suspend or alter certain services and amenities, impacting guest satisfaction and overall experience. Pandemics can also lead to labor shortages due to sick leave, fear of infection, or government restrictions on travel and work. Finding and retaining skilled employees can become challenging during such times. Furthermore, the hospitality industry relies on a complex supply chain for various goods and services. Disruptions in the supply chain due to lockdowns, transportation restrictions, or closures of suppliers can affect hotel operations. Even after a pandemic subsides, the recovery process for the hospitality industry may be slow and challenging. Changes in consumer behavior and travel preferences may persist, requiring hotels to adapt their business models. If another pandemic were to occur, it could severely negatively affect the performance of the Company.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially

available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

To the extent the Company directly processes customer/tenant information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect its business.

The Company in the course of business may require the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer/tenant and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers'/tenants' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims, or proceedings.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), and none of Our Manager nor its or members is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and Our Manager have taken the position that the Properties are not a "security" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus Our Manager will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or Our Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Our Company Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of our Manager.

Our Company Agreement provides that our Manager, in exercising its rights in its capacity as Manager, will be entitled to consider only such interests and factors as it desires and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Company Agreement, the Delaware Limited Liability Company Act, or under any other law, rule or regulation or in equity.

Conflicts may exist among our Manager and its employees or affiliates.

Our Manager will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Manager and not the Company nor the Company. Our Manager may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Issuer, our Manager and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Conflicts may exist between service providers, the Company, our Manager and their affiliates.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Interests.

The terms of our Company Agreement make it difficult to end our relationship with our Manager.

Under the terms of our Company Agreement, the Manager may only be removed for *"good cause"* upon a vote of seventy-five percent (75%) of the Membership Interests (excluding those held by the Manager and its affiliates).

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Joint Venture Risks

While the Company currently does not intend to joint venture on any projects, it may elect to do so in the discretion of the Manager. Doing so may subject the Company to additional risks which may include, but not be limited to, the following risks below.

The Company and its members may be highly dependent on a joint venture partner with whom they choose to work.

The Company may enter into a joint venture, and the Company, its members, and the Manager would be highly dependent on that joint venture partner to operate efficiently, quickly, and within budget. If the joint venture partner is not reliable in this regard, Members may experience a loss.

The terms of a joint venture agreement or other joint ownership/co-investor arrangements into which the Company may enter could impair operating flexibility and results of operations.

In connection with the purchase of properties, the Company may enter into a joint venture with an unaffiliated partner. This structure involves participation in the investment by outsiders whose interests and rights may not be the same as the Company's. The joint venture partner may have rights to take some actions over which the Company has no control and may take actions contrary to the interests of the Company. Joint ownership of an investment, under certain circumstances, may involve risks not associated with direct ownership of such investment, including, without limitation, the following:

- a partner or co-investor might have economic and/or other business interests or goals which are unlike or incompatible with the business interests or goals of the Company, including inconsistent goals relating to the sale of the Operating Companies held in a joint venture and/or the timing of the termination and liquidation of the venture;

- such partners may become bankrupt and such proceedings could have an adverse impact on the operation of the Company or joint venture;

- the Company may incur liabilities as the result of actions taken by the joint venture partner in which there was no direct involvement; and such partner may be in a position to take action contrary to instructions from the Company or requests or contrary to the Company's policies and objectives or fail to take actions as instructed.

Co-investments with other parties will result in additional risks.

It is possible that a co-investor or joint venture partner would be unable to pay its share of costs, which could be detrimental to the Company's investment unless an alternative source of capital could be obtained. In the event a third-party co-investor were to become bankrupt, third-party creditors could become involved in the project affairs. In addition, the co-investor could have economic or business interests or goals which are, or which may become inconsistent with the Company's business interests or goals. Furthermore, a co-investor or joint venture partner could engage in fraud or willful misconduct which could negatively impact the Company. This may include misappropriation of assets, financial statement fraud, regulatory non-compliance, misuse or theft of intellectual property, making false or inflated expense claims, and other acts.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been reviewed or audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Although the Company will generally invest the net proceeds of the offering into purchasing, improving, and developing the Properties, our Manager of the Company has broad discretion in how to utilize them.

Our Manager will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired.

The Company is relying on other financing sources outside of this Offering to fully fund the project.

The funds raised in this offering will be insufficient to accomplish he Company's business plan. The Company intends to raise funds from other sources and to obtain debt financing. If insufficient funds are raised, the Company may be required to seek alternative financing. Failure to do so could result in a failure to fully fund the projects and a potential loss for investors.

The Company has a number of consultants who intend to assist with capital raising for this Offering.

Besides assisting with various operational aspects of the Company and its business plan, the Company may have its members of the Manager assist with capital raising activities and they intend to meet the non-exclusive safe harbor for exemption from the broker-deal licensing requirements through the "issuer exemption" under Section 3a4-1 of the Securities Exchange Act of 1934Section 3a4-1 of the Securities Exchange Act of 1934. If it is found that they do not meet the requirements of the non-exclusive safe harbor and are otherwise considered acting as unlicensed broker-dealers, the Company and these members could be subject to fines and other penalties and the Company could be forced to offer its investors a right of recission and a return of their investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision

will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors waive the right to a trial by jury.

When investing with the Company and signing the Subscription Agreement, in any dispute with the Company, investors agree to waive the right to trial by jury. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator or a judge in a "bench trial" rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. A judge may be more neutral but also more focused on strict legal interpretations. In addition, judges may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Judges often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions. With a judge trial, appeals often focus more on errors of law rather than factual determinations, making it harder to contest certain aspects of the verdict. This waiver may not apply to claims under the Securities Act or the Exchange Act.

The Company intends to make multiple securities offerings which increases its risk of litigation.

The rise in litigation tied to multiple security offerings is a growing trend, fueled by increased regulatory scrutiny, complex financial structures, and the push for transparency in financial markets. When companies offer securities in multiple offerings, the complexity of managing these offerings can lead to potential oversights and misrepresentations, which, in turn, can result in legal challenges. Investors often claim that they were misled or inadequately informed about the risks or terms associated with particular offerings. This increased legal risk is particularly prevalent in sectors with intricate financial products or where companies are rapidly expanding, as the lack of detailed disclosures or inconsistencies in documentation can lead to allegations of securities fraud. As a result, companies must remain diligent in their disclosures and compliance practices, ensuring that each security offering adheres to strict standards to mitigate the potential for costly litigation.

Handling multiple security offerings can significantly strain management's time and resources, diverting attention from core business operations and strategic initiatives.

Each security offering requires extensive planning, regulatory compliance, and clear communication with investors. The need to prepare detailed disclosures, manage legal considerations, and coordinate with financial advisors and underwriters creates a complex landscape for management to navigate. Additionally, the ongoing reporting and oversight required for multiple securities demand dedicated resources to ensure accuracy and transparency, particularly to meet regulatory standards and avoid potential litigation. This extensive process often monopolizes management's time and attention, limiting their capacity to focus on long-term growth strategies, operational efficiency, and product or service innovation. Consequently, while multiple offerings can attract diverse investment pools, they can also restrict management's agility and reduce the resources available to drive the business forward.

Risks Related to the Securities

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $110.00 per Interest price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Securities at the $110.00 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this offering may be significantly diluted as a consequence of other equity financings.

The Company's equity securities will be subject to dilution via the sale of Interests and through the sale of additional classes of Interests in the Company. In addition, the Company could create and sale membership interests which may have priority over the securities offered in this offering. The Company is offering Membership Interests through a separate offering exempt under Regulation D, Rule 506(c). If Interests are sold through this offering, your Interests will be diluted. The amount of such securities that will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company. The Company is conducting an offering concurrent with this Offering, which securities will have preferential distributions and will have the effect of diluting investors in this Offering.

The purchase prices for the Interests have been arbitrarily determined.

The purchase price for the Interests for this offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the purchase and development costs of the Properties, the Company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Our Manager and general economic conditions.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their value, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Interests are being offered, the Interests may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Company Agreement that prohibit transfers unless approved by Our Manager, in its sole discretion, and the transferee and transferor have met other conditions established by our Company Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future performance of the Properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on Our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from sale of the Properties will be different than the returns anticipated by Our Manager and/or that these returns may not be realized in the timeframe projected by our Manager, if at all.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the

Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

We are offering a Target offering Amount of $5,060.00, and a Maximum Offering Amount up to $4,999,940.00 of Interests in $110.00 increments. The minimum investment for any investor is $550.00, unless waived by the Company on a case-by-case basis. We must raise an amount equal to or greater than the Target Offering Amount by January 27, 2026. Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary and Escrow

In order to purchase the Securities, you must complete the purchase process through our Intermediary, Crowdfund My Deal, LLC. All committed funds will be held in escrow with Silicon Prairie Register and Transfer LLC until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Crowdfund My Deal, LLC, our Intermediary, will receive the following commissions and fees for acting as Intermediary:

- 2% of offering proceeds raised by the Company
- $1,000.00 onboarding fee
- $299 monthly service fee commencing the second month of engagement
- $5 per investor fee for technology services paid to Intermediary's technology provider.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount.

Sources of Capital	Amount if Maximum Offering Amount Raised		Amount if Target Offering Amount Raised	
Gross Proceeds[(1)]	$	4,999,940.00	$	5,060.00
Golden Crest Project Debt Financing[(2)]	$	10,233,816.00	$	10,233,816.00
Redlands Tru by Hilton Debt Financing[(2)]	$	14,039,000.00	$	14,039,000.00
Gross Proceeds from other offerings[(3)]	$	15,000,000.00	$	15,000,000.00
Total	**$**	**44,272,811.00**	**$**	**39,277,856.00**

Use of Proceeds

Intermediary Fees[4]	$	101,596.80	$	1,699.20
Offering Costs[5]	$	15,000.00	$	15,000.00
Marketing	$	131,088.00	$	131,088.00
Golden Crest Project				
Property Acquisition	$	6,800,000.00	$	6,800,000.00
Acquisition Fee[6]	$	272,901.00	$	272,901.00
Closing Costs	$	1,595,088.00	$	1,595,088
Renovation	$	3,531,662.00	$	3,531,662.00
Soft Costs	$	1,718,338.00	$	1,718,338.00
Redland's Tru by Hilton Project				
Land Costs	$	2,929,895.00	$	2,929,895.00
Acquisition Fee[6]	$	473,440.00	$	473,440.00
Construction Costs	$	17,549,945.00	$	17,549,945.00
Interest Reserves	$	3,061,160.00	$	3,061,160.00
Reserves				
Working Capital/Operating Reserves[7]	$	6,092,697.20	$	1,197,639.80
Total	**$**	**44,272,811.00**	**$**	**39,277,856.00**

(1) The Maximum Offering Amount is based on the sale of 45,454 Interests pursuant to this offering.

(2) The Company expects to incur approximately $10,233,816.00 in debt financing for the Golden Crest project and $14,039,000.00 in debt financing for the Redland's Tru by Hilton project. The debt financing will be secured by the properties. However, the Company does not have a firm commitment for debt financing. Loan terms are subject to change before closing.

(3) The Company has not raised this full amount and may not be successful in raising it. If it is unable to do so the Company may be forced to seek other financing options or may be unable to acquire the properties and execute its business plan.

(4) The Company will pay to its Intermediary 2% of all capital raised in this offering, $1,000 onboarding fee, $299 monthly service fee commencing the second month of engagement, and $5 per investor fee for technology services. The amount listed above includes two months of the monthly service fee and does not include the "per investor" technology fee.

(5) Such expenses may include legal expenses, accounting and audit fees, fees payable to third party service providers such as our EDGAR processor and transfer agent, travel, and investor relations.

(6) The Manager shall earn an acquisition fee of two percent (2%) of the project costs (acquisition and construction) for each property. The fee amounts listed above could be materially greater or less than what is shown depending on final acquisition and project costs.

(7) The Company does not expect to need to raise the Maximum Offering Amount in order to purchase the Properties or execute its business plan. However, the Company may choose to raise capital, in its discretion, up to the Maximum Offering Amount and set aside such funds as additional reserves.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Interests by completing the subscription process hosted by Crowdfund My Deal, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments but not been accepted as members of the Company. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least twenty-one (21) days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Interests have been sold or the Offering Deadline. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date.

Investor funds will be held in escrow with Silicon Prairie Register and Transfer LLC until released to the Company following a closing. The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Company will return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company

rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's members are governed by the Company Agreement. Any undefined capitalized terms in this section shall have the meaning set forth in the Company's Company Agreement. Investors should carefully read the Operating Agreement for Company, attached as Exhibit C.

Capital Structure

The Company is authorized to issue Class A, Class B, Class C, and Class M Membership Interests. The Company is authorized to issue as many Membership Interests as needed to fund its operations, as determined in the sole discretion of the Manager. As of the date of this Offering Statement, only 100 Class M Membership Interests are issued and outstanding. They have been issued to SHaD Impetus, LLC, a Delaware limited liability company, the Manager of the Company. Only Class C Membership Interests will be issued through this offering. Class A, Class B, and Class C Membership Interests are being offered concurrently through an offering exempt from registration under Regulation D, Rule 506(c). The Class A, Class B, and Class C Membership Interests ("Investor Class Membership Interests") collectively comprise 70% and Class M comprises 30% of the Membership Interests of the Company.

Distributions

Distributions of Distributable Cash (defined below) will be made in accordance with the terms of the Company Agreement. Distributable Cash shall be prorated for any time period for which distributions are being made in which members were not members of the Company for the entire period of time.

Distributable Cash means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

Distributable Cash will come from two sources: Company operations and capital transactions as follows below. Distributable Cash shall be segregated based upon each Investor Class's (Class A, Class B, and Class C) Unit Percentage Share. "Unit Percentage Share" means, as to each Investor Class, the percentage of total Capital Contributions made by each respective Investor Class multiplied by the amount of Distributable Cash available for a particular distribution. For purposes of illustration, if $20,000 were available for distribution as Distributable Cash, and total Investor Class Capital Contributions for Investor Units were $100,000, and total Class A Capital Contributions were $35,000, the Class A Unit Percentage Share would be $7,000 ($35,000 / $100,000 = 35%; 35% x $20,000 = $7,000).

Distributable Cash from operational cash flow will be distributed as follows:

- From the Class A Unit Percentage Share, the Class A Members shall ratably receive a cumulative non-compounding preferred return of nine percent (9%) per annum, and then seventy percent (70%) of remaining Distributable Cash from the Class A Unit Percentage Share, ratably apportioned according to their Class A Membership Interests.

- From the Class B Unit Percentage Share, the Class B Members shall ratably receive a cumulative non-compounding preferred return of eight percent (8%) per annum, and then seventy percent (70%) of remaining Distributable Cash from the Class B Unit Percentage Share, ratably apportioned according to their Class B Membership Interests.

- From the Class C Unit Percentage Share, the Class C Members shall ratably receive a cumulative non-compounding preferred return of seven percent (7%) per annum, and then seventy percent (70%) of

remaining Distributable Cash from the Class C Unit Percentage Share, ratably apportioned according to their Class C Membership Interests.

- Thereafter, the Class M Members shall receive all remaining Distributable Cash, ratably apportioned according to their Class M Membership Interests.

Distributable Cash from capital transactions may be reinvested into additional Company assets in the discretion of the Manager. Distributable Cash from capital transactions not reinvested or from dissolution and liquidation of the Company will be distributed as follows:

- From the Class A Unit Percentage Share, the Class A Members shall ratably receive any accrued but unpaid preferred return, a return of their unreturned capital contributions, and then seventy percent (70%) of all remaining Distributable Cash from the Class A Capital Unit Share, ratably apportioned according to their Class A Membership Interests.

- From the Class B Unit Percentage Share, the Class B Members shall ratably receive any accrued but unpaid preferred return, a return of their unreturned capital contributions, and then seventy percent (70%) of all remaining Distributable Cash from the Class B Unit Percentage Share, ratably apportioned according to their Class B Membership Interests.

- From the Class C Unit Percentage Share, the Class C Members shall ratably receive any accrued but unpaid preferred return, a return of their unreturned capital contributions, and then seventy percent (70%) of all remaining Distributable Cash from the Class C Unit Percentage Share, ratably apportioned according to their Class C Membership Interests.

- Thereafter, the Class M Members shall receive all remaining Distributable Cash, ratably apportioned according to their Class M Membership Interests.

Allocations

Except as otherwise provided in the Company Agreement, profits and losses (including individual items of profit, income, gain, loss, credit, deduction and expense) of the Company will be allocated among the members in a manner such that the capital account balance of each member, immediately after making that allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to that member pursuant to Section 12.4 of the Company Agreement if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their fair market value, as reasonably determined by the Manager, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the fair market value of the assets securing that liability), and the net assets of the Company were distributed in accordance with Section 12.4 of the Company Agreement to the members immediately after making that allocation, adjusted for applicable special allocations, computed immediately prior to the hypothetical sale of assets.

In the event that Members are issued Units on different dates, the profits or losses allocated to the members for each fiscal year during which members receive Units will be allocated among the members in accordance with Section 706 of the IRS code, using any convention permitted by law and selected by the Manager. For purposes of determining the profits, losses and individual items of income, gain, loss credit, deduction and expense allocable to any period, profits, losses and any other items will be determined on a daily, monthly, or other basis, as determined by the Manager using any method that is permissible under Section 706 of the Code and the Treasury Regulations. Except as otherwise provided in this Agreement, all individual items of Company income, gain, loss, and deduction will be divided among the members in the same proportions as they share profits and losses for the fiscal year or other period in question.

Management Fees

The following fees below may be paid to our Manager:

Acquisition Fee: The Manager, its affiliates, or its designated assigns shall earn an acquisition fee of two percent (2%) of the acquisition and construction costs for each Property acquired by the Company. This fee is for their efforts in

conducting due diligence and making this investment opportunity available to investors. If an acquisition fee is earned for a particular Property, a development fee shall not also be paid.

Development Fee: The Manager, its Affiliates, or its designated assigns shall earn a development fee of five percent (5%) of total project costs for each Property which is developed from ground-up and shall be paid monthly as funds are expended. This fee is for their efforts in managing the development of the Property. If a development fee is earned for a particular Property, an acquisition fee shall not also be paid.

Construction Management Fee: The Manager, its Affiliates, its designated assigns, and/or a third-party will receive a construction management fee for management of construction for each Property. The fee will be commensurate with local market rates as determined by the Manager.

Asset Management Fee: As compensation for organizing the Company and ongoing administrative and management services provided, the Manager, its affiliates, or its designated assigns will receive an annual asset management fee of two percent (2%) of the gross revenue from the operation of the Properties, calculated and paid in arrears on a quarterly basis.

Disposition Fee: Upon sale of the Properties, the Manager, its affiliates, or its designated assigns shall earn a disposition fee equal to one percent (1%) of the sales price for each Property sold. This fee is for their efforts in negotiating the disposition of the Properties.

Refinancing Fee: Upon the closing of any new financing of the Properties, the Manager, its affiliates, or its designated assigns shall earn a refinancing fee of one percent (1%) of the loan amount. This fee is for their efforts in applying for and securing finance proceeds.

Property Management Fee: The Manager, its affiliates, its designated assigns, and/or a third-party property manager will receive a property management fee. If managed by the Manager or an Affiliate, the fee will be three percent (3%) of the monthly gross revenue from the Properties. If managed by a third-party, the fee will be commensurate with local market rates.

Reimbursement of Expenses; Fees for Professional Services: The Manager or its affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its affiliates in connection with the Company's operations, including any legal, financial and tax reporting, and accounting costs, and any advances relating to the properties including design professional services (architects, interior designers, engineers, etc.), which may be paid from capital contributions, operating revenue, or reserves. The Manager may also reimburse Members of the Company for such expenses incurred by them in connection with the Company's operations, as decided in the Manager's sole discretion. In addition, the Manager or its affiliates will be reimbursed the fair value for provision of services to the Company at reasonable commercial rates on either an hourly or per-service basis, as permitted by Section 6.3 of the Company Agreement.

Voting and Control/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Investor Class Membership Interests (Class A, Class B, and Class C) comprise seventy percent (70%) of the voting Interests of the Company and the Class M Membership Interests comprise the remaining thirty percent (30%), which are held by our Manager. Our Manager manages all the business and affairs of the Company and has full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager deems to be reasonably required to accomplish the business and objectives of the Company.

Unless otherwise specified in the Company Agreement or required by law, any action requiring the approval of the Members may be approved by the vote or written consent of the Members entitled to vote. The approval of the members is required for:

- The removal of the Manager.

- Amending the Company Agreement other than to (i) change the name of the Company or the location of its principal office; (ii) add to the duties or obligations of the Manager; (iii) cure any ambiguity or correct or supplement any inconsistency in the Agreement; (iv) correct any printing, stenographic, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members; (v) reflect information regarding the admission of any additional or substitute member; or (vi) comply with the single-purpose-entity or other requirements for any mortgage loan secured by the property, provided in each case that the Manager reasonably determines that such amendment will not subject any member to any material, adverse economic consequences.

- The requirement of additional capital contributions.

- Payment of additional compensation to the Manager or its Affiliates.

- Expulsion of a member.

- Such other matters as are required by the Company Agreement or the Delaware limited liability company act.

Corporate Actions

Additional issuances of securities. Following your investment in the Company, the Company may sell interests to additional investors, which could dilute the percentage interest of the Investor in the Company. The Investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the Investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company does not currently have a redemption policy.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Manager. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company will make equity issuances outside of this Offering, through an offering exempt under Regulation D, which will dilute Investors.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company decides to issue more Interests, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

The type of dilution that hurts early-stage investors most occurs when the Company sells more membership interests in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per Interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily. The price of the Interests in the Company may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Finally, no transfers may be approved, or assignee rights granted, unless the transfer: (a) is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Manager, that is executed by the transferor, the transferee(s), and the Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and (e) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation.

A member of the Company may transfer its Interests without the consent of the Manager or any other member to a trust for his or her benefit, to his or her spouse, to a trust for the benefit of his or her spouse, to his or her immediate family, or to a trust for the benefit of his or her Immediate Family, so long as the proposed transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; or (e) cause any other material, adverse effect to the Company.

Reimbursements

The Company will reimburse our Manager, or its affiliates, reasonable expenses paid or incurred in connection with the Company's operations, including its offerings. In addition, our Manager or its affiliates will be reimbursed the fair value for the provision of additional services to the Company or the Company at reasonable commercial rates on either an hourly or per-service basis.

Manager Removal

Our Manager may be removed for Good Cause by the members entitled to vote or consent holding seventy-five percent (75%) of the Company's Membership Interests. For purposes of the foregoing, "Good Cause" means that the Manager conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct and (ii) has a material, adverse effect on the Company, as determined by a non-appealable judgment of a court of competent jurisdiction.

Additional Capital Contributions

If our Manager determines additional capital contributions are needed, they may be approved by a vote or consent of greater than 50% of the Investor Class Membership Interests entitled to vote.

Dispute Resolution

Because the fundamental nature of the Company is to provide an opportunity for the Members to receive cash distributions of profits from Company operations, it is imperative that disputes between a member and the Company and/or a Manager or between Members are not allowed to extinguish or diminish the profits available to other

Members. Thus, the Company Agreement contains a detailed internal alternative dispute resolution procedure (in lieu of litigation) which requires the parties to any dispute to engage in good-faith negotiations for no less than 90 days, followed by a minimum of 3 face-to-face mediations, and, as a last resort, binding arbitration, all of which shall be performed in accordance with the rules of the American Arbitration Association and will take place in the county of the principal office of the Company.

In the event of a dispute, a member is limited to seeking its initial capital contributions plus any Distributable Cash to which it is entitled. Each party will bear its own attorneys' fees and costs regardless of the outcome. In the event arbitration is required, discovery will be limited, and, by signing the Company Agreement, the parties are giving up their rights to a jury trial. The Manager will be required to maintain the *status quo* with respect to Company operations and distributions pending the outcome of any dispute, except for any distributions to the complaining member, which will be held in trust pending the outcome of the proceeding. Investors are encouraged to seek their own legal counsel as to the effect of this provision.

The arbitration provisions do not apply to claims under the Securities Act or Securities Exchange Act of 1934, each as amended from time to time.

Transfer Agent and Registrar

We have not engaged a transfer agent and all Securities will be issued in book entry format on the books and records of the Company. Investors must rely on our Manager to properly record their Interest purchases, and future equity issuances.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements for the Company are attached as Exhibit E.

Operations, Liquidity, and Capital Resources

The Company was formed in Delaware on November 14, 2024. The Company is in its development stage and has not yet acquired any assets. Since inception, the Company has formed its business plan and prepared for this Offering. The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company will have limited liquidity as it intends to invest in real estate. The Company will likely be unable to quickly liquidate the properties, if necessary.

Liquidity and Capital Resources

Due to its recent formation, the Company has no cash or assets on its balance sheet. It has liabilities in the amount of $17,750.00 from accounting and legal fees. The Company's capital resources will be derived from operating cash flow and from proceeds from this offering, other offerings, and debt financing.

The Company's financial statements have been prepared assuming the Company will continue as a going concern. The Company is newly formed and has not generated revenue from operations. The Company will require additional capital until revenue from operations is sufficient to cover operational costs. These matters raise substantial doubt about the Company's ability to continue as a going concern.

Plan of Operations

The Company's goal for the next 12 months will be loan closings, project starts and working through schedules for conversion and ground up construction for both properties. The plan is to have both properties built and operating in 2026.

Trends and Uncertainties

The Company has a limited operating history and no historical operating data for trend analysis. Nonetheless, the Company's business is subject to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Events including, but not limited to, recession; inflation; downturn or otherwise; government regulations and political policies; travel restrictions; changes in the real estate market; and interest-rate fluctuations could have a material adverse effect on the Company's financial condition and the results of its operations. For a more detailed review of the risks and uncertainties affecting the Company and Company, see "Risk Factors" above.

TRANSACTIONS WITH RELATED PERSONS
AND CONFLICTS OF INTEREST

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Manager and/or its affiliates have been issued Class M Membership Interests in the Company and are therefore members of the Company as a result thereof.

The Company intends to hire the Manager to provide property management services for the properties acquired by the Company and may be paid three percent (3%) of the monthly gross revenue from the properties for such services.

Conflicts of Interest

The proposed method of operation of the Company and Company creates certain inherent conflicts of interest among the Company, our Manager, the members, and their Affiliates. Our Manager, the members, and their affiliates may act, and are acting, as managers of other limited liability companies, as general partners of partnerships, or in a managerial capacity in other businesses. Our Manager and its affiliates have existing responsibilities and, in the future, may have additional responsibilities to provide management and services to a number of other entities. Prospective Investors should carefully consider these important conflicts of interest and those described with the risk factors before investing in the Company. Additional conflicts of interest may be, but are not limited to, the following:

Our Manager and its affiliates may be involved with similar investments or businesses. Our Manager and its affiliates may act as manager or be a member in other business entities engaged in making similar investments to those contemplated to be made by the Company. Our Manager and its affiliates who will raise investment funds for the Company may act in the same capacity for other investors, companies, partnerships, or entities that may compete with the Company or the Company. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

Our Manager, certain members, and their affiliates will receive compensation from the Company. Payments to Our Manager, the members, and their affiliates for services rendered to the Company or the Company have not been and

will not be determined by arm's length negotiations. Additionally, the existence of our Manager's membership interest in distributions may create an incentive for our Manager to make more risky business decisions than it would otherwise make in the absence of such carried interest.

Our Manager and its affiliates may not have had the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to our Manager and certain of its affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

MATERIAL TAX CONSIDERATIONS

The potential Investor should be aware of the material Federal and State income tax aspects of an investment in the Interests. Investors should consult with their tax professional to determine the effects of the tax treatment of Interests with respect to their individual situation. No information contained herein, nor in any prior, contemporaneous, or subsequent communication should be construed by a prospective Investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, Investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be "written advice," as defined in Circular 230 published by the U.S. Treasury Department.

Reporting Status of the Company

The Company will elect to be treated as a partnership for Federal and State income tax purposes. By maintaining partnership tax status, the Company will not report income or loss at the Company level but will report to each member their pro rata share of profits and losses from operations and disposition. This process will make the Company a pass-through entity for tax purposes.

Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not generally a taxable entity. A member will be required to report on their federal tax return their distributable share of partnership profit, loss, gain, deductions, or credits. cash distributions may or may not be taxable, depending on whether such cash distribution is being treated as a return of capital or a return on investment. Tax treatment of the cash distributions will be treated according to appropriate tax accounting procedure as determined by the Company's tax advisor.

Basis of the Company

An original tax basis will be established for the Company. The tax basis of the Company will be adjusted during the operations of the Company under applicable partnership tax principles.

Basis of a Member

A member will establish their original tax basis based on the amount of their initial capital contribution. Each member's tax basis will be adjusted during operations of the Company by principles of subchapter K of the Internal Revenue Code. A member may deduct, subject to other tax regulations and provisions, their share of Company losses only to the extent of the adjusted basis of their interest in the Company. Members should seek qualified tax advice regarding the deductibility of any Company losses.

Cost Recovery and Recapture

Our Manager may apply the current cost recovery rules to the improved portion of any real property according to the relevant Internal Revenue Code sections, namely: straight-line, using a 27.5-year useful life for residential property and thirty-nine (39) years for non-residential property. Our Manager may elect to use the cost segregation method of depreciation for any personal property associated with real property it acquires on behalf of the Company.

The annual cost recovery deductions that must be taken by the Company will be allocated to the members based on their Interests in the Company. The cost recovery deductions will be available to the members to shelter the principal reduction portion of the debt service payments and part of the cash flow distributed by the Company.

According to the current tax code, cost recovery deductions taken during operations may be required to be reported on the sale of the Company assets and may be taxed at a twenty-five percent (25%) marginal rate, not the more favorable long-term capital gains rates.

Deductibility of Prepaid and Other Expenses

The Company will incur expenditures for legal fees in association with the set-up of the Company. These expenditures will be capitalized and will be deducted on dissolution of the Company based on current tax law.

The Company will incur expenditures for professional fees associated with the preparation and filing of the annual income tax and informational return and the preparation of Schedule K-1 reports to be distributed to the members. These expenditures will be deducted on an annual basis. All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

Taxable Gain

Members may receive taxable income from Company operations, from the sale or other disposition of a member's Interests, from disposition of the Company assets, or from phantom income. Presently, the maximum Federal tax rate on cost recovery recapture is twenty-five percent (25%). The balance of the taxable gain will be taxed at the capital gain tax rate in effect at that time. Investors should check with their tax professional for information as to what capital gains tax rate applies to them.

From Operations

Our Manager is projecting that there will be taxable income to distribute to the members on the Schedule K-1 report provided to each member annually.

From Disposition, Dissolution and Termination

On disposition of the Company assets or on dissolution and termination of the Company, which will likely be caused by the sale of the Company assets, the members may be allocated taxable income that may be treated as ordinary income or capital gain.

In addition, the members may receive an adjustment in their capital account(s) that will either increase or decrease the capital gain to be reported. The Agreement describes the operation of capital accounts for the Company and the members.

From Sale or Other Disposition of a Member's Interests

A member may be unable to sell their Interests in the Company, as there may be no market. If there is a market, it is possible that the price received will be less than the market value. It is possible that the taxes payable on any sale may exceed the cash received on the sale.

Upon the sale of a member's Interests, the member will report taxable gain to the extent that the sale price of the Interest exceeds the member's adjusted tax basis. A portion of taxable gain may be reported as a recapture of the cost recovery deduction allocated to the member and will be taxed at the cost recovery tax rate in effect at that time. members should seek advice from their qualified tax professional in the event of the sale of the member's Interest.

Phantom Income

It may occur that in any year the members will receive an allocation of taxable income and not receive any cash distributions. This event is called receiving phantom income as the member has taxable income to report but receives no cash. In this event, the members may owe tax on the reportable income, which the member will need to pay out of pocket.

Unrelated Business Income Tax (UBIT)

An Investor who is tax exempt (such as a charitable organization), or who acquires Interests through a tax-exempt vehicle (such as an Individual Retirement Account) may be subject to Unrelated Business Income Tax (UBIT). Our Manager recommends that Investors contact their qualified tax advisor to determine how/whether the application of UBIT may apply to them.

Audits

Election Out of Bipartisan Budget Act Audit Rules

Effective for partnership returns for tax years beginning on or after January 1, 2018, partnerships will be subject to the audit rules of sections 6221 through 6241 of the Internal Revenue Code, as amended by Bipartisan Budget Act of 2015 (BBA). Under the previous rules, partnership audits (subject to certain exceptions for small partnerships) were conducted at the partnership level, through interaction with a Tax Matters Partner (TMP) authorized to bind all partners (subject to participation in some instances by Notice Partners). Tax adjustments were made at the partnership level, but the adjustments would flow through to the partners who were partners during the year(s) under audit. Collection would then occur at the partner level.

Under the BBA audit rules, the IRS will assess and collect tax deficiencies directly from the partnership at the entity level. Generally, the tax is imposed on and paid by the partnership in the current year, calculated at the highest individual rate. The result is that the underlying tax burden of the underpayment may be shifted from the partners who were partners during the year(s) under audit to current partners.

In addition, the positions of TMP and Notice Partners have been eliminated and replaced with a Partnership Representative, which must be designated annually on the partnership's timely filed return. The Partnership Representative has the sole authority to act on behalf of the partnership and the partners in an audit, and those powers cannot be limited.

A partnership may elect out of the BBA audit rules if certain conditions are met. In order to elect out, the partnership must issue 100 or fewer K-1s each year with respect to its partners. Moreover, each partner must be either an individual, a C corporation, a foreign entity that would be treated as a C corporation if it were domestic, an S corporation, or the estate of a deceased partner. Thus, a partnership is ineligible to elect out if any partner is a trust (including a grantor trust), a partnership, or a disregarded entity, such as an LLC where the social security number of the individual member is used for income tax reporting purposes. The election must be made annually on the partnership's timely filed return and must include a disclosure of the name and taxpayer identification number of each partner. In the case of a partner that is an S corporation, each K-1 issued by the S corporation partner counts toward the limit of 100 K-1s. The partnership must notify each partner of the election out.

It is the intent of the Company to elect out of the BBA audit rules, if possible. By electing out of the BBA audit rules, the Company will be subject to audit procedures similar to the TEFRA and pre-TEFRA rules, but the IRS will be required to assess and collect any tax that may result from the adjustments at the individual partner level. However, this opt-out provision likely will not be available to the Company based on the tax classification of the members.

Members will be required timely to furnish the Company with the information necessary to make the annual election, and the Company will be authorized to provide such information to the IRS.

Push Out Election (Audit)

The "push out" election of Internal Revenue Code section 6226 provides an alternative to the general rule that the partnership must pay any tax resulting from an adjustment made by the IRS. Under section 6226, a partnership may

elect to have its reviewed year partners consider the adjustments made by the IRS and pay any tax due as a result of those adjustments. The partnership must make the "push out" election no later than 45 days after the date of the notice of final partnership adjustment and must furnish the Secretary and each partner for the reviewed year a statement of the partner's share of the adjustment.

If the Company fails to make a valid election out of the BBA audit rules or is otherwise disqualified from electing out of their application, the Company intends to elect the application of the "push out" procedures. In the event of a push out, a former member may owe additional tax if they were a member during the reviewed year.

RETIREMENT TRUSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective member that is an employee benefit plan or trust (an "ERISA Plan") within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), or an individual retirement account ("IRA") or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan's portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan's purposes, (ii) an examination of the risk and return factors, (iii) the portfolio's composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan's objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their interests in the Company.

If the assets of the Company were regarded as "plan assets" of an ERISA Plan, an IRA, or a Keogh Plan, Our Manager of the Company would be a "fiduciary" (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with "parties in interest" and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the "Plan Regulations") provides that when a Plan invests in another entity, the Plan's assets include both the equity interest and an undivided interest in the Property, unless it is established that, among other exceptions, the equity participation in the entity by "benefit plan investors" is not "significant." The Pension Protection Act of 2006 amended the definition of "benefit plan investors" to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is "significant" on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intends to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be "significant" within the meaning of the Plan Regulations. Therefore, it is not expected that the Company assets will constitute "plan assets" of plans that acquire interests.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than twenty-five percent (25%) of the value of the members' Interests so that equity participation of benefit plan investors will not be considered "significant." The Company reserves the right, however, to waive the twenty-five percent (25%) limitation. In such an event, the Company would expect to seek exemption from application of "plan asset" requirements under the real estate operating company exemption.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR

PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Investor portal website at www.TLTsolutions.net.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: investors.TLTsolutions.net.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Company Certificate of Formation
Exhibit C	Company's Company Agreement
Exhibit D	Company Subscription Agreement
Exhibit E	Company Audited Financial Statements
Exhibit F	Intermediary Agreement
Exhibit G	Escrow Agreement
Exhibit H	Purchase and Sale Agreement for Golden Crest project